------------------------------------------------------------------
                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 7)

                     ALPHA-BETA TECHNOLOGY, INC.
------------------------------------------------------------------
                          (Name of Issuer)

               COMMON STOCK, $0.01 PAR VALUE PER SHARE
------------------------------------------------------------------
                   (Title of Class of Securities)

                            02071K105
                          --------------
                          (CUSIP Number)


  MARK VANDEVELDE, ROSS FINANCIAL CORPORATION, P.O. Box 31363-SMB,
   MIRCO COMMERCE CENTRE, CAYMAN ISLANDS B.W.I., (345) 949-7950
------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         February 4, 1998
------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].

                          Page 1 of 10 Pages

-------------------                             ------------------
CUSIP No. 02071K105                             Page 2 of 10 Pages
-------------------                             ------------------
------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    KENNETH B. DART
------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [X]
                                                        (b)  [ ]
------------------------------------------------------------------
3.  SEC USE ONLY
------------------------------------------------------------------
4.  SOURCE OF FUNDS*

    NONE
------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    BELIZE
------------------------------------------------------------------
 NUMBER OF   | 7. SOLE VOTING POWER                    -0-
  SHARES     |----------------------------------------------------
BENEFICIALLY | 8. SHARED VOTING POWER              5,106,895
  OWNED BY   |----------------------------------------------------
   EACH      | 9. SOLE DISPOSITIVE POWER               -0-
 REPORTING   |----------------------------------------------------
  PERSON     |10. SHARED DISPOSITIVE POWER         5,106,895
   WITH      |
------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   These shares are beneficially owned by Ross
5,106,895 shares   Financial Corporation as to which STS Inc.
                   is the 100% shareholder.  Kenneth B. Dart is
                   the 100% shareholder of STS Inc.
------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    25.28%
------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IN-INDIVIDUAL





------------------------------------------------------------------
-------------------                             ------------------
CUSIP No. 02071K105                             Page 3 of 10 Pages
-------------------                             ------------------
------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    ROSS FINANCIAL CORPORATION
------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [X]
                                                        (b)  [ ]
------------------------------------------------------------------
3.  SEC USE ONLY
------------------------------------------------------------------
4.  SOURCE OF FUNDS*

    WORKING CAPITAL
------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CAYMAN ISLANDS
------------------------------------------------------------------
 NUMBER OF   | 7. SOLE VOTING POWER                    -0-
  SHARES     |----------------------------------------------------
BENEFICIALLY | 8. SHARED VOTING POWER               5,106,895
  OWNED BY   |----------------------------------------------------
   EACH      | 9. SOLE DISPOSITIVE POWER               -0-
 REPORTING   |----------------------------------------------------
  PERSON     |10. SHARED DISPOSITIVE POWER          5,106,895
   WITH      |
------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,106,895 shares   These shares may be beneficially owned by
                   STS Inc. which is the 100% shareholder.
------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    25.28%
------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IN-CORPORATION
-----------------------------------------------------------------
-



------------------------------------------------------------------
-------------------                             ------------------
CUSIP No. 02071K105                             Page 4 of 10 Pages
-------------------                             ------------------
------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    STS INC.
------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [X]
                                                        (b)  [ ]
------------------------------------------------------------------
3.  SEC USE ONLY
------------------------------------------------------------------
4.  SOURCE OF FUNDS*

    NONE
------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CAYMAN ISLANDS
------------------------------------------------------------------
 NUMBER OF   | 7. SOLE VOTING POWER                    -0-
  SHARES     |----------------------------------------------------
BENEFICIALLY | 8. SHARED VOTING POWER               5,106,895
  OWNED BY   |----------------------------------------------------
   EACH      | 9. SOLE DISPOSITIVE POWER               -0-
 REPORTING   |----------------------------------------------------
  PERSON     |10. SHARED DISPOSITIVE POWER          5,106,895
   WITH      |
------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,106,895 shares   These shares are beneficially owned by Ross
                   Financial Corporation as to which STS Inc.
                   is the 100% shareholder.
------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    25.28%
------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IN-CORPORATION
------------------------------------------------------------------
Neither the filing of this Amendment No. 7 to Schedule 13D nor any of its contents shall be deemed to constitute an admission by Ross Financial Corporation, a Cayman Islands corporation, by STS Inc., a Cayman Islands corporation, or by Kenneth B. Dart, that it or he is the beneficial owner of any of the Common Stock referred to in this Amendment, other than shares of Alpha-Beta Technology, Inc. issued and outstanding and owned of record by the Ross Financial Corporation as of the date of this Amendment, for purposes of
Section 13(d) of the Securities and Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.           SECURITY AND ISSUER

This statement relates to the shares of voting common stock (the "Common Stock"), of Alpha-Beta Technology, Inc, a Massachusetts corporation (the "Company"). The principal executive offices of the Company are located at One Innovation Drive, Worcester, MA 01605

ITEM 2.           IDENTITY AND BACKGROUND

(A) - (F)

A.  Kenneth B. Dart

(1) Business Address
    P.O. Box 31300-SMB, Grand Cayman
    Cayman Islands, B.W.I.

(2) Principal Employment: President of the following corporation:

  (a) Dart Container Corporation
      P.O. Box 31372-SMB
      Grand Cayman, Cayman Islands, B.W.I. *

* The principal business activity is the manufacture, sale, and recycling of polystyrene cups and plastic cutlery and dinnerware.

(3) This reporting person has not during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(4) Citizenship:  Belize

B. Ross Financial Corporation

(1) Country of Organization: Cayman Islands

(2) Principal Business:  Investment in securities

                         Page 4 of 10 Pages
(3) Address of Principal Business:
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

(4) Address of Principal Office:
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W. I.

(5) Name and address of all members of the Board of Directors:
    Kenneth B. Dart
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

(6) Name and address of all officers:

    Kenneth B. Dart                President/Treasurer
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

    Mark VanDevelde                Secretary
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

    Foreshore Corporate Services   Assistant Secretary
    P.O. Box 1994
    Grand Cayman, Cayman Islands, B.W.I.

(7) Neither this reporting person, nor, to the best of its knowledge, any of its directors and executive officers listed above has, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

C.  STS Inc.

(1) Country of Organization:  Cayman Islands

(2) Principal Business:  Investment in securities.

(3) Address of Principal Business:
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

(4) Address of Principal Office:
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.


                          Page 6 of 10 Pages
(5) Name and address of all members of the Board of
    Directors:

    Kenneth B. Dart
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

(6) Name and address of all officers:

    Kenneth B. Dart                President/Treasurer
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

    Mark VanDevelde                Secretary
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

    Foreshore Corporate Services   Assistant Secretary
    P.O. Box 1994
    Grand Cayman, Cayman Islands, B.W.I.

(7) Neither this reporting person, nor, to the best of its knowledge, any of its directors and executive officers listed above has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

A. Kenneth B. Dart

Kenneth B. Dart has purchased no shares of Common Stock for his own account but may be deemed to have purchased the shares of Common Stock purchased by Ross Financial Corporation.

B. Ross Financial Corporation

Ross Financial Corporation purchased an additional 223,000 shares of Common Stock for total consideration of approximately
$640,784.00 including brokerage commissions.  Ross Financial
Corporation acquired shares of Common Stock by using funds from its working capital account.

C. STS Inc.

STS Inc. has purchased no shares of Common Stock for its own account but may be deemed to have purchased the shares of Common Stock purchased by Ross Financial Corporation.
                         Page 7 of 10 Pages

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the acquisition of Common Stock of each reporting person is long-term passive investment. Each reporting person intends to acquire additional Common Stock of the issuer, subject to the availability of such stock at prices deemed attractive by each of the respective reporting person. However, each reporting person may determine to dispose of some or all of its respective holdings. Other than as set forth herein, each reporting person has no plans or proposals which relate to or would result in any of the actions specified in Item 4 of Form 13D promulgated by the Securities and Exchange Commission.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

(A) - (B)

A. The information contained in the cover pages to this
Schedule 13D is incorporated herein by reference.

B. As of February 4, 1998, the Reporting Persons owned the following shares of Common Stock.

(1) By virtue of his status as the sole shareholder of STS Inc., which is the sole shareholder of Ross Financial Corporation, Kenneth B. Dart, for purposes of this Schedule 13D, as amended, may be deemed to be a beneficial owner of all of the shares of Common Stock owned by Ross Financial Corporation.

(2) Ross Financial Corporation is the direct owner of 5,106,895 shares of Common Stock. The 5,106,895 shares represent approximately 25.28% of the 20,200,805 shares of Common Stock outstanding as of November 18, 1997, 16,834,046 as reported by the Company on Form 10-Q dated November 17, 1997, and 3,366,795 new shares because of a direct purchase from the Company on November 18, 1997 (the "Outstanding Shares").

(3)  By virtue of its status as the sole shareholder of Ross
Financial Corporation, STS Inc., for purposes of this
Schedule 13D, as amended, may be deemed to be a beneficial owner of all of the shares of Common Stock owned by Ross
Financial Corporation.

(4) After netting out the shares held by more than one person, the Reporting Persons herein have beneficial ownership of an aggregate of 5,106,895 shares of Common Stock representing 25.28% of the Outstanding Shares.

(c) See Exhibit A attached hereto, and which is incorporated herein by reference. All transactions on Exhibit A were effected on NASDAQ.


                         Page 8 of 10 Pages
(d) No other person is known to have the right or power to direct the receipt of dividends of the proceeds from the sale of shares of Common Stock.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Kenneth B. Dart is the sole shareholder of Ross Financial Corporation. The Agreement among the Reporting Persons with respect to the filing of this Amendment No. 7 to Schedule 13D is incorporated by reference as Exhibit B. There is a Shareholder Rights Agreement dated as of February 2, 1995 by and between Alpha-Beta Technology, Inc. and The First National Bank of Boston which is incorporated by reference as Exhibit D to Schedule 13D filed on or about November 26, 1997, which was amended by a First Amendment to Shareholder Rights Agreement dated as of November 13, 1997 by and between Alpha-Beta Technology, Inc. and BankBoston, N.A. f/k/a The First Bank of Boston, as Rights Agent, which is incorporated by reference as Exhibit E to Schedule 13D filed on or about November 26, 1997. There is a Stock Purchase Agreement dated as of November 18, 1997 by and between Alpha-Beta Technology, Inc. and Ross Financial Corporation which is incorporated by reference as Exhibit C to Schedule 13D filed on or about November 26, 1997.

ITEM 7. MATERIAL TO BE FILED WITH EXHIBITS

The following Exhibits are filed herewith.

A. Schedule of Transactions of the voting Common Stock of the Issuer.

B. Agreement among the reporting person with respect to the filing of the Schedule 13D and any amendments thereto.

After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct.

ROSS FINANCIAL CORPORATION
BY:      KENNETH B. DART, President
         February 4, 1998

STS INC.

BY:      KENNETH B. DART, President
         February 4, 1998
AND

KENNETH B. DART
February 4, 1998

                         Page 9 of 10 Pages

                               EXHIBIT A


 TRADE    QUANTITY   PRICE        COST     COMMISSION  TOTAL COST
 DATE

 1/21/98     26,000   2.875       74,750.00    780       75,530.00
 1/22/98     25,000   2.875       71,875.00    750       72,625.00
 1/23/98     38,000   2.875      109,250.00  1,140      110,390.00
 1/26/98     21,000   2.875       60,375.00    630       61,005.00
 1/27/98      6,000   2.875       17,250.00    180       17,430.00
 1/28/98     16,000   2.875       46,000.00    480       46,480.00
 1/29/98     10,000   2.875       28,750.00    300       29,050.00
 2/ 2/98     20,000   2.875       57,500.00    600       58,100.00
 2/ 2/98      1,000   2.8125       2,812.50     30        2,842.50
 2/ 3/98     10,000   2.8125      28,125.00    300       28,425.00
 2/ 3/98      1,000   2.6875       2,687.50     30        2,717.50
 2/ 3/98     18,000   2.75        49,500.00    540       50,040.00
 2/ 4/98      1,000   2.71875      2,719.00     30        2,749.00
 2/ 4/98     30,000   2.75        82,500.00    900       83,400.00

TOTALS      223,000             $634,094.00 $6,690     $640,784.00

  THE TRANSACTIONS REPORTED ON THIS EXHIBIT WERE EFFECTED
  ON NASDAQ
                         Page 10 of 10 Pages

                              EXHIBIT B

This will confirm the agreement by and among all of the undersigned that the reports this Schedule 13D filed on or about November 26, 1997, and any amendments thereto with respect to the beneficial ownership of the undersigned of the shares of voting Common Stock, of Alpha-Beta Technology, Inc., a Massachusetts corporation was, and are being, filed on behalf of each of the parties named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

ROSS FINANCIAL CORPORATION

BY:      KENNETH B. DART, President
         February 4, 1998

STS INC.

BY:      KENNETH B. DART, President
         February 4, 1998

AND

KENNETH B. DART
February 4, 1998